Herrick, Feinstein LLP
                                  2 Park Avenue
                            New York, New York 10016

                                                                January 20, 2006

United States Securities and
   Exchange Commission
100 F Street, N.E.
Washington, D.C.  20002

              Re: Amendment No. 7 to Form 10-SB (File No. 0-51168)
                  ------------------------------------------------

Ladies and Gentlemen:

      Set forth below are responses to the comments set forth in the letter dated January 13, 2006 from H. Christopher Owings, Assistant Director -- Division of Corporation Finance at the United States Securities and Exchange Commission (the "SEC"), to David Devine. Capitalized terms not otherwise defined herein shall have the same meanings herein as in the Amendment No. 7 to Form 10-SB filing (the "Amendment") accompanying this letter.

1. The Company has added a new section entitled "Certain Foreign Business Considerations" in response to this comment. See "Part I Item 1. Description of Business. -- Certain Foreign Business Considerations."

2.    Reference is made to the response to the first comment above.

3. The requested changes have been made to the Management's Discussion and Analysis section for the Company's quarter ended September 30, 2005.

4. The figures reported in Amendment No. 6 to the Company's Form 10-SB are correct with regard to The Inventors' Specials, The Artists' Specials and The Composers' Specials DVD/ancillary revenues. Additional revenues of approximately $28,000 from the Company's two Raffi films, "Beethoven Lives Upstairs" and the licensed "Shakespeare 4 Kids" films and teacher's guides are included in the library revenues detailed and referred to in the Management's Discussion and Analysis section for the Company's quarter ended September 30, 2005. The Company has revised the Management's Discussion and Analysis section for the Company's quarter ended September 30, 2005 to reflect the source of this additional revenue information. The Company has also corrected a misallocation between DVD/ancillary revenues and the revenue from a broadcast license for The Inventors' Specials, The Artists' Specials and The Composers' Specials to Qatar (totaling $30,600).

5. The foreign sales revenues of $2,658,970 that were recognized and reported in the period ended June 30, 2005 were derived from a distribution agreement concluded before the production of the film with the UK-based distributor, Movision Entertainment Group. The Movision agreement stipulates this initial installment payment of a non-refundable minimum guarantee that was recognized as revenue by the Company on satisfaction of all conditions required for revenue recognition. This payment was not a final or complete payment. Foreign sales revenues will continue to flow to the Company and all other participants in the film throughout the commercial life of the film. Accordingly, no changes in the ultimate revenue estimates for Bailey's Billion$ are contemplated by the Company as a result of the Movision revenue.

      The Movision revenue was included in the Company's original ultimate revenue estimates and the amount collected has reduced the current estimate. To date, since delivery of Bailey Billion$ in the second quarter of 2004 (a period of 5 quarters of a total of 40 quarters for the SOP-002 prescribed period for Ultimate Revenue Estimates) Bailey's Billion$ has generated $6,112,636 in actual revenues recognized out of a total $12.6 million estimated over 10 years. More than half (54.4%) of the total cost of Bailey's Billion$ has been expensed in the first 5 quarters since delivery in the third quarter 2004 and the Company believes the current estimates are achievable. See Note 3 to the Company's financial statements for the quarter ended September 30, 2005.

6. As a result of the Company's review of the relevant accounting procedures with its auditors, the Company has confirmed (in Note 14 of the Company's financial statements for the quarter ended September 30, 2005) that the Company is active in only one business segment -- producing and distributing films and television programs. Whether a film or program is a new project being delivered as part of the Company's library of films, or a film or program that has been a part of the Company's library for some time, the Company's only business remains producing and distributing its library. No separate operating segments with separate operating expenses and revenues exist.

      The Company has previously provided a breakdown of its revenues from a new film or program being delivered in any fiscal year in its financial statements in an effort to explain the relatively large variances in the Company's revenues when revenue is recognized on the delivery of a film or program. The Company will continue to break out this information as well as other relevant revenue information on a project by project basis in its periodic Management's Discussion and Analysis disclosures. The Company also details revenue sources in its Management's Discussion and Analysis disclosures from time to time by broadcast license or DVD sales and sales of ancillary rights and products.

      Given that all of the Company's films and television programs have been completed and delivered for a period of over one year and on reviewing the definition of a separate business segment, the Company believes that this approach is correct and that providing this information about its revenues and breaking down that information in the Management's Discussion and Analysis section is more appropriate and avoids the inference that the Company operates in more than one business segment.

      Please direct any questions or comments you may have regarding the Amendment to the undersigned at (212) 592-1557 (Direct Dial), (212) 545.3322 (Direct Fax) or detna@herrick.com.

                                                     Very truly yours,

                                                     /s/ Daniel A. Etna
                                                     ------------------

cc: R. Mozer
    D. Devine